02027851

P.E 4.8.02

0-26636

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED APR 25 2002 WASH. D.C. 164 SECTION

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of April 8, 2002

ASIA PACIFIC RESOURCES LTD.

(Name of Registrant)

#615-800 West Pender St., Vancouver, British Columbia V6C 2V6
(Address of principal executive offices)

1. News Release: April 8, 2002

PROCESSED
MAY 07 2002
THOMSON FINANCIAL

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F xxx Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes___ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Asia Pacific Resources Ltd.: SEC File No. 0-26636
(Registrant)

Date: April 15, 2002 By: ______________________
Peter Wong C.A.

949577

April 8, 2002

ASIA PACIFIC RESOURCES LTD.

TRADING SYMBOL: Toronto: APQ Frankfurt & Stuttgart: APQ. OTCBB: APQCF

NEWS RELEASE

ASIA PACIFIC RESOURCES COMPLETES CORPORATE AND FINANCIAL RESTRUCTURING

Asia Pacific Resources Ltd. (the "Company") is pleased to announce the completion of a major corporate and financial restructuring. The Company raised $13.8 million from its Rights Offering, converted its Convertible Debentures into common shares of the Company and appointed six new directors to its Board of Directors. The new Asia Pacific Resources, now debt free, is funded to continue development of its potash deposits, led by new senior management and supported by a new committed majority shareholder, with a new strong Board with complementary skills and experience in mining development, fertilizer marketing, and project/corporate financing.

Rights Offering and Conversion of Debentures

The Company issued 69,160,265 common shares and 69,160,265 warrants from the exercise of Rights and 312,971,396 common shares upon the conversion of the Debentures. Each warrant entitles the holder to purchase an additional common share of the Company at a price of $0.40 per share for one year. The Company now has 442,225,002 common shares outstanding and 524,544,903 common shares fully diluted with Olympus Capital Holdings Asia ("Olympus Capital") and other former Debenture Holders controlling 76.5% of the outstanding and 69.3% of the fully diluted common shares of the Company.

New Directors

Six new Directors were appointed on April 2, 2002. Lee Graber, Richard Knight, Edan Lee, Daniel Mintz and Arthur Roth have been appointed to the Company's Board as non-executive Directors along with John Bovard, the Company's new President and CEO.

John Bovard has 35 years of experience in mining and project development and corporate management. Mr. Bovard was the project manager for the successfully completed A$800 million Queensland phosphate fertilizer project for WMC Resources Ltd. prior to serving as General Manager-Resources with Multiplex Constructions Pty. Ltd. He also managed the Porgera and Ok Tedi Projects in Papua New Guinea, the Superpit in Western Australia and numerous smaller-scale developments in gold, copper and industrial minerals, and spent several years managing an integrated rural development and construction program in Thailand. Mr. Bovard has served as an executive director for several public mining companies in Australia and the United Kingdom. He has an engineering degree from Sydney University. Mr. Bovard is based in Bangkok, Thailand.

Arthur J. Roth has over 40 years of experience in the marketing and distribution of potash, phosphate and nitrogen fertilizers in the U.S. and international markets. Mr. Roth has held senior management positions with International Minerals & Chemical Corporation (IMC Global), AMAX Chemical Corporation and Helm Fertilizer Corporation. As principal of A. J. Roth & Associates, Mr. Roth advises the fertilizer industry on the development of new projects, marketing and bulk commodity distribution studies and strategies, and facility acquisitions and divestitures.

The other new Directors previously announced by the Company are:

Lee A. Graber's background spans the mining, oil and gas, and international construction industries. Most recently, he held the position of Vice President – Corporate Development at Homestake Mining Company. Mr. Graber has wide experience negotiating and completing merger, acquisition, and joint venture agreements involving major development projects worldwide. He has served on managing boards of public and private companies, and joint ventures, in the resource sector.

Richard Knight has extensive experience in all phases of the resource industry and across a broad spectrum of commodities. He has held a series of senior positions with North Limited, a major diversified resources company based in Australia, including CEO at Energy Resources of Australia, a publicly listed subsidiary, and Executive Director positions in both development and operations at North Limited. Most recently, he served as President and CEO of The Iron Ore Company of Canada.

Edan Lee is a Managing Director of Olympus Capital, responsible for private equity investments throughout the Asian region. Prior to joining Olympus Capital, Mr. Lee was Project Director for AES China Generating Co., where he developed large-scale infrastructure projects in mainland China and secured debt financings for them. Previously, he was a management consultant with McKinsey & Co. in the United States and Australia.

Daniel R. Mintz is a Founding Managing Director at Olympus Capital and has more than 15 years of experience in private equity investments as well as mergers and acquisitions in Asia and the United States. He was formerly head of Asia for Morgan Stanley Capital Partners, the private equity arm of Morgan Stanley. He has served as a director on a number of boards of portfolio companies in Asia and North America, including, currently, KEB Credit Services, Ltd. and Convergys Broadband Asia.

Mr. Robert Connochie continues as a Director and will also serve as Senior Adviser to the Company.

The Board has accepted the resignations of Peter Ackermann, Peter Barnes, John Darch, Wayne Fallis, Donald Hague and David Williamson. Mr. Hague remains with the Company as a Director of Asia Pacific Potash Corp., the Company's Thai subsidiary, and as Vice President- Engineering. The Company would like to thank these individuals for their services over the years as Directors.

Continuance of Company in New Brunswick

To allow the Company to recruit worldwide and to appoint the most qualified directors to serve on its Board, the Company completed its continuance into the Province of New Brunswick effective April 2, 2002. The Company's Canadian office remains in Vancouver, British Columbia.

About Asia Pacific Resources

The Company has identified two large potash deposits, Somboon and Udon, near Udon Thani in northeast Thailand. In September 1998, the Company completed a feasibility study on Somboon, which ranks among the highest-grade potash resources in the world, and is currently working to secure various development approvals required from the Thai authorities. It is anticipated that the current study will be reviewed and optimized during 2002 so that the project's future development will be able to capitalise fully on the inherent competitive strengths of the resource, as well as its location close to the growing potash markets of Asia.

On behalf of the Board of Directors,

"John Bovard",
President and Chief Executive Officer

For further information, please see www.apq-potash.com or contact Patrick Cauley at (604)681-8003 or toll-free (in North America) at 1-800-444-9284.